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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                                                     0-27812
                                                                 ---------------
                                                                 SEC FILE NUMBER


                                                                 ---------------
                                                                  CUSIP NUMBER

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING
                                                             (Check One):
[ ] Form 10-K and Form 10-KSB [ ] Form 11-K [ ] Form 20-F
[x] Form 10-Q and Form 10-QSB [ ] Form N-SAR
               For Period Ended: March 31, 2002
                                ---------------

               [ ] Transition Report on Form 10-K and 10-KSB

               [ ] Transition Report on Form 20-F

               [ ] Transition Report on Form 11-K

               [ ] Transition Report on Form 10-Q and Form 10-QSB

               [ ] Transition Report on Form N-SAR For the Transition Period
                   Ended: N/A
                         -----


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                  Nothing in this form shall be construed to imply that the
Commission has verified any information contained herein.


------------------------------
                  If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A


Part I-Registrant Information
------------------------------

         Full Name of Registrant:
                           Medallion Financial Corp.

         Former Name if Applicable:


         Address of Principal Executive Office (Street and Number):
                           437 Madison Avenue

         City, State and Zip Code
                           New York, New York 10022

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Part II-Rules 12b-25 (b) and (c)
---------------------------------


         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25, the following should be completed. (Check box if appropriate)

[x]      (a)      The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[x]      (b)      The subject annual report, semi-annual report, transition
                  report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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Part III-Narrative
---------------------------------


State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, N-SAR or the transition report or portion thereof could not be filed within the prescribed time period.

         The Form 10-Q could not be filed within the prescribed time period because the registrant lacked certain financial data and other information required to complete the filing, and such information could not be obtained within the prescribed time period without unreasonable effort and expense.


---------------------------------
Part IV-Other Information
---------------------------------


         (1) Name and telephone number of person to contact in regard to this notification

Andrew M. Murstein, President              (212)             328-2100
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(Name)                                     (Area Code)       (Telephone Number)

         (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                           [x] Yes [ ] No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                           [x] Yes [ ] No

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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         As disclosed in the Company's press release of May 15, 2002, (i) the
Company's net investment income after taxes was a loss of $(1,272,121) for the quarter ended March 31, 2002, as compared to net investment income of $2,331,495 for the corresponding period for the prior fiscal year and (ii) the Company incurred a net decease in net assets resulting from operations of $(1,408,827) for the quarter ended March 31, 2002, as compared to a net increase in net assets resulting from operations of $2,289,229 for the corresponding period for the prior fiscal year.






















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                           MEDALLION FINANCIAL CORP.
                  --------------------------------------------
                  (Name of Registrant as specified in charter)


has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date: 5/15/2002                             By:   /s/ Andrew M. Murstein
     ------------------------                    -----------------------
                                            Name:  Andrew M. Murstein
                                            Title: President